SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

1[Sun Income Advisor Rider]

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date as shown on the Contract Specifications. Except as stated in this rider, it is subject to the provisions contained in the Contract.

DEFINITIONS

Account:  the Accumulation Account as set forth in the Contract section titled Contract Values During Accumulation Period.

Account Value:  the Accumulation Account Value as set forth in the Contract section titled Contract Values During Accumulation Period.

Annual Withdrawal Amount:  an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base beginning on the rider Coverage Date.

Bonus Base:  the amount used to calculate any bonus amounts during the Bonus Period.

Bonus Period:   a 2[ten-year] period beginning on the Rider Date.

Coverage Date:  the Rider Date if the Owner is at least age 3[59] on the Rider Date, otherwise the first Rider Anniversary after the Owner attains age 3[59].

Designated Funds:  any Sub-account or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  a withdrawal taken prior to the rider Coverage Date.

Excess Withdrawal:  a withdrawal taken after the rider Coverage Date which, alone or when combined with any other withdrawals taken in the same Rider Year, exceeds the Annual Withdrawal Amount or the required minimum distribution amount (as defined under the Internal Revenue Code) as it pertains to the Contract, if higher.

Lifetime Withdrawal Percentage:  a percentage used to calculate the Annual Withdrawal Amount.

Owner:  except as otherwise specifically noted under the Single Life and Joint-Life Coverage section below, the term Owner refers to the oldest Owner; in the case of a non-natural Owner, the term Owner refers to the oldest Annuitant.

Rider Anniversary:  the same date each year as the Rider Date with the first Rider Anniversary being one year from the Rider Date.

Rider 4[Quarter]:  a 5[three-month] period with the first Rider 4[Quarter] beginning on the Rider Date.

Rider Year:  each consecutive 12-month period from the Rider Date.

Withdrawal Benefit Base:  the amount used to calculate the Annual Withdrawal Amount and the rider fee.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each year as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Withdrawal Amount and is described below.

How the Annual Withdrawal Amount is Determined
The Annual Withdrawal Amount is determined when the first withdrawal is taken after the rider Coverage Date and then on each subsequent Rider Anniversary. The Annual Withdrawal Amount equals the Lifetime Withdrawal Percentage multiplied by the Withdrawal Benefit Base. The Lifetime Withdrawal Percentage is first determined based on the Owner’s attained age at the time of the first withdrawal after the rider Coverage Date in accordance with the following table:

Owner’s Age	Lifetime Withdrawal Percentage
6[58 and younger	[0%
59 - 64	3%
65 – 79	5%
80 and older]	6%]

The Annual Withdrawal Amounts are not cumulative. If less than the Annual Withdrawal Amount is withdrawn in any one Rider Year, then the unused portion of the Annual Withdrawal Amount may not be added to withdrawals made in future Rider Years.

How the Withdrawal Benefit Base is Determined
If the Rider Date is the same as the Date of Coverage for the Contract, the Withdrawal Benefit Base on the Rider Date is equal to the sum of all Purchase Payments made. If the Rider Date is after the Date of Coverage for the Contract, the Withdrawal Benefit Base on the Rider Date is equal to the Account Value. After the Rider Date, the Withdrawal Benefit Base is:

•	increased by any step-ups as described in the Step-Up Feature section below;
•	increased by any subsequent Purchase Payments made during the 7[first year] following the Rider Date;
•	increased by the amount of any bonus;
•	decreased following any Early Withdrawals; and
•	decreased following any Excess Withdrawals.

If the Account Value is reduced to zero prior to the rider Coverage Date or as a result of an Excess Withdrawal, then the Contract will terminate and no annual payments will be made. If the Account Value is reduced to zero for any other reason, then the Contract will terminate, however, the Owner will receive annual payments equal to the Lifetime Withdrawal Percentage multiplied by the amount of the Withdrawal Benefit Base.

These payments will continue for as long as the Owner lives. If the Owner elected joint-life coverage, these payments will continue as long as either the Owner or the Owner’s spouse lives.

Purchase Payments
Additional Purchase Payments may NOT be made after the 7[first year] following the Rider Date.

If any subsequent Purchase Payments are made during the 7[first year] following the Rider Date, then the Withdrawal Benefit Base will increase by the amount of the Purchase Payment on the date it is received.

Withdrawals
All withdrawals will reduce the Account Value and are subject to withdrawal charges if they are in excess of the greatest of the Annual Withdrawal Amount, the Contract free withdrawal amount or any minimum distribution amount required under the Internal Revenue Code.

Early Withdrawals
Early Withdrawals will reduce the Bonus Base, the Withdrawal Benefit Base, and the Account Value. When an Early Withdrawal is taken, the Bonus Base and the Withdrawal Benefit Base will each be reduced in the same proportion as the amount withdrawn reduces the Account Value. The new Bonus Base and the new Withdrawal Benefit Base will be set on the date of the withdrawal.

Excess Withdrawals
Excess Withdrawals will reduce the Bonus Base and the Withdrawal Benefit Base in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount or the required minimum distribution amount (as defined under the Internal Revenue Code) as it pertains to the Contract, if higher. At the time of an Excess Withdrawal, the Annual Withdrawal Amount is set to zero for the remainder of that Rider Year.

If the Account Value is equal to zero due to an Early Withdrawal or Excess Withdrawal, the Contract and this rider will be cancelled.

Withdrawals that do not exceed the Annual Withdrawal Amount in a Rider Year will not reduce the Bonus Base or Withdrawal Benefit Base.

Currently, any withdrawal in excess of the Annual Withdrawal Amount that is taken to satisfy required minimum distributions (as defined under the Internal Revenue Code) as it pertains to the Contract will not be treated as an Excess Withdrawal, and will not reduce the Withdrawal Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Withdrawal Amount as an Excess Withdrawal, which may significantly reduce the Withdrawal Benefit Base.

Rider Fee
While this rider is in effect, a fee will be deducted from the Account Value on the last valuation day of each Rider 4[Quarter]. The Initial Rider Fee Rate is as of the Rider Date and is shown on the Contract Specifications. The rider fee is equal to the rider fee rate multiplied by the Withdrawal Benefit Base on the last valuation day of each Rider 4[Quarter]. The rider fee rate may change but will never be greater than the Maximum Rider Fee Rate shown on the Contract Specifications.

The rider fee will continue to be deducted until the earliest of the Annuity Commencement Date, the Rider 4[Quarter] on or next following the date the Account Value equals zero, or upon cancellation of this rider.

Bonus Feature
The Bonus Base is equal to the Withdrawal Benefit Base on the Rider Date and is increased for additional Purchase Payments and step-up amounts, and decreased for Early Withdrawals and Excess Withdrawals. If a withdrawal is not taken in any Rider Year during the Bonus Period, then a bonus amount equal to 8[7%] of the Bonus Base will be added to the Withdrawal Benefit Base at the 9[end of that Rider Year]. However, if this amount is less than the step-up amount the Owner would receive as described in the Step-Up Feature section below, then the Withdrawal Benefit Base will instead be increased by the step-up amount.

When a step-up occurs during the Bonus Period, the current Bonus Period ends and a new [ten-year] Bonus Period starts on the date of such step-up.

If a withdrawal is taken in any Rider Year during the Bonus Period, then a bonus amount will not be added to the Withdrawal Benefit Base during that year.

Step-Up Feature
On each Rider Anniversary during the Bonus Period, if the Account Value is greater than the Withdrawal Benefit Base, then the Company will step-up (increase) the Withdrawal Benefit Base and the Bonus Base to an amount equal to the Account Value. In a Rider Year during the Bonus Period that a withdrawal is not taken, if the amount of step-up is less than 10[7%] of the Bonus Base, a step-up will not apply. Instead the Withdrawal Benefit Base will be increased as described in the Bonus Feature section.

On each Rider Anniversary after the Bonus Period and prior to the Annuity Commencement Date, if the Account Value is greater than the Withdrawal Benefit Base, then the Company will step-up (increase) the Withdrawal Benefit Base to an amount equal to the Account Value.

When a step-up occurs, the Lifetime Withdrawal Percentage will be based on the attained age of the Owner at the time of step-up in accordance with the table shown in the section titled How the Annual Withdrawal Amount is Determined. After a step-up, the Annual Withdrawal Amount will be equal to the Lifetime Withdrawal Percentage multiplied by the new Withdrawal Benefit Base.

The maximum Withdrawal Benefit Base allowed upon any step-up is 11[$5,000,000]. For purposes of determining this limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
While this rider is in effect, the entire Account Value must be allocated to one or more of the Designated Funds. The value of the Designated Funds will be automatically rebalanced once each calendar 4[Quarter] to the allocation percentages elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts and to limit the percentages of Account Value that may be allocated to the Designated Funds. Unless otherwise provided, any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company reserves the right to require that all Account Values be allocated to the Designated Funds then available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Single Life and Joint-Life Coverage
The Owner has the option of electing this rider with single-life coverage or, for a higher rider fee rate, with joint-life coverage. Joint-life coverage is available only if the Owner and sole primary Beneficiary are spouses.  If joint-life is elected, then the term Owner refers to the younger spouse. Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract. A co-owned Contract must be owned by spouses. Single-life coverage provides an Annual Withdrawal Amount for as long as all Owners are alive. Joint-life coverage provides an Annual Withdrawal Amount for as long as either the Owner or the Owner’s spouse is alive. If joint-life coverage is elected, then the benefits made available under this rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Date. Once elected, the Owner may not switch between single-life and joint-life coverage. With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Date) cease to be the spouse or to be the sole primary Beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage. Under these circumstances, however, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Death of Owner
If single-life coverage was selected, then at the death of any Owner, this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (spousal continuation), then the spouse may have the additional option of electing any rider we make available for this purpose.

If joint-life coverage was selected and one of the Owners dies, then this rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (spousal continuation).  In such case:

•	the new Account Value will be the Death Benefit;
•	the rider fee rate applicable immediately prior to the Owner’s death will continue to the surviving spouse;
•	the Withdrawal Benefit Base and Bonus Base will remain unchanged until the next Rider Anniversary when a step-up could apply due to an increase in Account Value. See the Step-Up Feature section above;
•	any applicable Bonus Period will continue and remain unchanged;
•
if withdrawals have not yet been taken, the Lifetime Withdrawal Percentage will be based on the age the younger spouse attains (or would have attained) on the date of the first withdrawal after the rider Coverage Date;

•	if withdrawals have already been taken, the Lifetime Withdrawal Percentage will not change; and
•	upon death of the surviving spouse, the new rider ends.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both end.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Internal Revenue Code.

What Happens on the Annuity Commencement Date
If the Account Value is greater than zero on the Annuity Commencement Date, then the Owner may elect to:

1.	make a full surrender as described in the Contract;
2.	annuitize the Account Value under one of the then currently available Annuity Options; or
3.
annuitize the Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Rider Date and still applies) with an annualized annuity payment of not less than the Annual Withdrawal Amount that would have been payable immediately prior to the maximum Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

Cancellation of this Rider
Cancellation of this rider will occur upon the earliest of:

•	the date we approve the Owner’s request to cancel this rider;
•	the date a Purchase Payment is allocated other than to a Designated Fund;
•	the date any portion of the Account Value allocated in a Designated Fund is transferred other than to a Designated Fund;
•	the date the Withdrawal Benefit Base equals zero as a result of an Early Withdrawal or Excess Withdrawal;
•	a change of ownership of the Contract;
•	the Annuity Commencement Date under the Contract; or
•	termination of the Contract.

/s/ Westley V. Thompson
12
[Westley V. Thompson], [President]

VA-SIR-2010